Exhibit 12
XL GROUP PLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended March 31,
(U.S. dollars in thousands, except ratios)	2013	2012
Earnings:
Pre-tax income (loss) from continuing operations	$366,792	$199,074
Fixed charges	77,042	78,453
Distributed income of equity investees	20,654	38,890
Subtotal	464,488	316,417
Less: Non-controlling interests	82	—
Preference share dividends	35,660	36,557
Total earnings (loss)	$428,746	$279,860

Fixed charges:
Interest costs	$26,136	$27,260
Accretion of deposit liabilities	12,564	12,038
Rental expense at 30% (1)	2,682	2,598
Total fixed charges	41,382	41,896
Preference share dividends	35,660	36,557
Total fixed charges and preference dividends	$77,042	$78,453

Ratio of earnings to fixed charges	10.4	6.7

Ratio of earnings to combined fixed charges and preference dividends	5.6	3.6

Deficiency - fixed charges only	N/A	N/A

Deficiency - fixed charges and preference dividends	N/A	N/A
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(1)	30% represents a reasonable approximation of the interest factor.